# BARRETT & COMPANY

## SCHEDULE IV

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
### As of December 31, 2016 and 2015

SEGREGATION REQUIREMENTS                                    N/A

FUNDS ON DEPOSIT IN SEGREGATION                            N/A